Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weatherford International plc:

We consent to the incorporation by reference in the registration statement on Form S-8 of Weatherford International plc, successor issuer to Weatherford International Ltd., relating to the Stock Option Agreements dated September 26, 2001 with Non-Employee Directors, of our reports dated February 25, 2014, with respect to the consolidated balance sheet of Weatherford International Ltd. as of December 31, 2013, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the year ended December 31, 2013, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Weatherford International Ltd.

/s/ KPMG LLP

Houston, Texas
June 17, 2014